Exhibit 4.3
DESCRIPTION OF CAPITAL STOCK
The following is a description of the common shares of Charlotte’s Web Holdings, Inc. (the "Company", "we" "our" or "us") based on the terms and provisions of the Company’s notice of articles and articles, as amended (the "Articles"), which are included as Exhibits 3.1 and 3.2 to our most recent Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission (this "Form 10-K"). The following description may not be complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of the Articles. We encourage you to read our Articles and applicable provisions of Canadian law for additional information. Capitalized terms used, but not otherwise defined in this exhibit, have the meanings ascribed to them in the Form 10-K to clarify.
General
The Company is authorized to issue an unlimited number of Common Shares, of which there are 158,009,541 Common Shares outstanding as of March 17, 2025. The Company’s authorized share capital consists of the Common Shares, as well as an unlimited number of Proportionate Voting Shares, none of which were issued and outstanding as of December 31, 2024, and an unlimited number of preferred shares, issuable in series, none of which were issued and outstanding as of December 31, 2024. Holders of Proportionate Voting Shares are entitled to 400 votes per Proportionate Voting Share and holders of Common Shares are entitled to one vote per Common Share on all matters upon which holders of shares are entitled to vote. On November 3, 2021, all Proportionate Voting Shares converted into Common Shares by way of mandatory conversion in accordance with the Articles. Following the conversion of all Proportionate Voting Shares into Common Shares, no further Proportionate Voting Shares may be issued by the Company.
Each holder of a Common Share is entitled to: (i) one vote at all meetings of Shareholders; (ii) a pro rata share of any dividends or other distributions declared payable by the Board; and (iii) a pro rata share of any distribution of the Issuer’s assets on any winding up or dissolution of the Issuer. Other than as disclosed herein, there are no pre-emptive rights; conversion or exchange rights; redemption, retraction, purchase for cancellation or surrender provisions; sinking or purchase fund provisions; provisions permitting or restricting the issuance of additional securities; or any other material restrictions or provisions requiring a security holder to contribute additional capital, which are applicable to the Company's Common Shares.
Effective as of November 14, 2022, the Company entered into a subscription agreement (the "Subscription Agreement") with BT DE Investments, Inc., a wholly-owned subsidiary of BAT Group (LSE: BATS and NYSE: BTI), providing for the issuance of an approximately $56.8 million ("Canadian Dollar" C$75.3 million) convertible debenture (the "debenture") convertible into 19.9% ownership of the Company’s Common Shares at a conversion price of C$2.00 per Common Share of the Company on the Toronto Stock Exchange ("TSX"). The debenture will accrue interest at a stated annualized rate of 5% until such time that there is federal regulation permitting the use of cannabidiol, a phytocannabinoid derived from the plant Cannabis sativa L. ("CBD") as an ingredient in food products and dietary supplements in the United States. Following federal regulation of CBD, the stated annualized rate of interest shall reduce to 1.5%. The maturity date for the debenture is November 2029. Concurrently with the issuance of the debenture, the Company and BT DE Investments, Inc. entered into an investor rights agreement.
Stock Transfer Agent and Registrar
The transfer agent and registrar of the Company's Common Shares is Odyssey Trust Company located at 350 - 409 Granville Street, Vancouver, BC V6C 1T2, Canada.
Voting Rights
All holders of Common Shares will be entitled to receive notice of any meeting of Shareholders of the Company, and to attend, vote and speak at such meetings, except those meetings at which only holders of a specific class of shares, other than the Common Shares, are entitled to vote separately as a class under the BCBCA. A quorum for the transaction of business at a meeting of Shareholders is present if two Shareholders who, together, hold not fewer than 25% of the votes attaching to the outstanding voting shares entitled to vote at the meeting, are present in person or represented by proxy.
On all matters upon which holders of Common Shares are entitled to vote, each Common Share is entitled to one vote per Common Share.
Our director, Mr. Jonathan Atwood, was appointed as the designee to the board of directors by BT DE Investments, Inc., pursuant to the investor rights agreement between the Company and BT DE Investments, Inc., dated November 14, 2022. The investor rights agreement was entered into by the Company and BT DE Investments, Inc. in connection with the Company’s issuance of the $56.8 million debenture to BT DE Investments, Inc. on the terms of the subscription agreement, dated November 14, 2022 by and among the Company and BT DE Investments, Inc. The investor rights agreement provides BT DE Investments, Inc. with certain rights, including the right to nominate 20% of the members of the Company’s board of directors for so long as BT DE Investments, Inc. and its affiliates’ partially diluted ownership of the Company’s common shares is at least 15% (with a stepdown in its nomination rights to 10% of the members of the board of directors). BT DE Investments, Inc. nomination rights terminate upon its and its affiliates’ partially diluted ownership of the Company’s common shares declining below 10% for, subject to certain exceptions in the investor rights agreement, a 30 day period.
Dividend Rights
Holders of Common Shares are entitled to receive dividends out of the assets available for the payment or distribution of dividends at such times and in such amount and form as the Company’s Board may from time to time determine, subject to any preferential rights of the holders of any outstanding preferred shares. The Company is permitted to pay dividends unless there are reasonable grounds for believing that: (i) the Company is insolvent; or (ii) the payment of the dividend would render the Company insolvent.
Liquidation Rights
In the event of the liquidation, dissolution or winding-up of the Company or any other distribution of its assets among its Shareholders for the purpose of winding-up its affairs, whether voluntarily or involuntarily, the holders of Common Shares will be entitled to receive all of the Company’s assets remaining after payment of all debts and other liabilities, subject to any preferential rights of the holders of any outstanding preferred shares.
Pre-emptive and Redemption Rights
Holders of Common Shares will not have any pre-emptive or redemption rights.
Certain Amendments
In addition to any other voting right or power to which the holders of Common Shares shall be entitled by law or regulation or other provisions of the Articles from time to time in effect, but subject to the provisions of the Articles, holders of Common Shares shall each be entitled to vote separately as a class, in addition to any other vote of Shareholders that may be required, in respect of any alteration, repeal or amendment of the Company’s Articles which would adversely affect the rights or special rights of the holders of Common Shares.
The rights, privileges, conditions and restrictions attaching to the Common Shares may be modified if the amendment is authorized by not less than 66 2/3% of the votes cast at a meeting of holders of Common Shares duly held for that purpose.

Forum Selection
The Company’s Articles include a forum selection provision that provides that, unless the Company consents in writing to the selection of an alternative forum, British Columbia courts shall, to the fullest extent permitted by law, be the sole and exclusive forum for:
•any derivative action or proceeding brought by any person on behalf of the Company;
•any action or proceeding asserting a claim of breach of a fiduciary duty owed to the Company by any director, officer or other employee of the Company;
•any action or proceeding asserting a claim arising pursuant to any provision of the Business Corporations Act or the Company’s Articles (as either may be amended from time to time); and
•Any action or proceeding asserting a claim otherwise related to the relationships among the Company, its affiliates and their respective shareholders, directors, officers or any of them, but excluding claims relating to the business carried on by the Company or such affiliates.
As written, the forum selection provision is intended to apply to any of above classes of actions. The forum selection provision also provides that shareholders are deemed to have consented to personal jurisdiction in the Province of British Columbia and to service of process on their counsel in any foreign action initiated in violation of the foregoing provisions.
The forum selection provision may impose additional litigation costs on shareholders in pursuing any such claims. It is uncertain whether such provision would apply to actions arising under U.S. federal securities laws, and if it does, whether British Columbia courts would enforce such provision given that neither the Company nor its investors can waive compliance with U.S. federal securities laws. It also remains uncertain as to whether a breach of U.S. securities law in and of itself would give rise to a direct cause of action in British Columbia courts, although indirect causes of action may arise thereunder as a result of, without limitation, breach or misrepresentation. The forum selection provision is not explicitly intended to apply to, nor is it specifically directed at, actions arising under U.S. federal securities laws. However, the provision does not explicitly state that actions arising under U.S. federal securities laws are excluded from the application of the provision. In the event it was determined that the forum selection provision applies to actions arising under U.S. federal securities laws, or if British Columbia courts refused to enforce such provisions, or if a breach of U.S. securities law did not give rise to a cause of action in British Columbia courts, there is a risk that the Company would be required to litigate any such breach in a jurisdiction which is less favorable to the Company, which could result in additional costs and financial losses that could have a material adverse effect on the Company’s business.
These provisions may limit the Company’s shareholders’ ability to bring a claim in a judicial forum they find favorable for disputes with the Company or its directors, officers, or other employees, which may discourage lawsuits against the Company and its directors, officers, and other employees. Alternatively, if a court were to find the choice of forum provision contained in the Company’s Articles to be inapplicable or unenforceable in an action, the Company may incur additional costs associated with resolving such action in other jurisdictions, which could harm its business, operating results and financial condition.
Public Benefit Company Status
In August 2019, at the annual general and special meeting of the Shareholders of the Company's voting shares, the Company’s Shareholders approved an amendment to the Company’s Notice of Articles and Articles to allow the Company to become a benefit company under the BCBCA, as a demonstration of its long-term commitment to conducting its business in a responsible and sustainable manner and promoting one or more public benefits. The Company became a benefit company under the BCBCA on July 24, 2020.
Benefit companies are corporations in British Columbia that are formally and legally empowered to conduct their business in a responsible and sustainable manner and promote one or more public benefits. Under British Columbia law, benefit companies are required to identify in their Articles the public benefit or benefits they will promote. Their directors have a duty to act honestly and in good faith with a view to conducting business in a responsible and sustainable manner and to promote the company’s public benefits and must balance this duty with their general fiduciary duties under section 142(1)(a) of the BCBCA to act honestly and in good faith with a view to the best interests of the company. As a benefit company, the Company must balance a variety of interests that may result in actions that do not maximize shareholder value as the Board must balance the interests of shareholders and stakeholders in working to achieve the Company’s public benefits.
In practice, the Board of Directors of the Company takes an expanded view of decision making to balance their fiduciary duties and their duty to act honestly and in good faith with a view to conducting business in a responsible and sustainable manner and to promote the Company’s public benefits, including weighing potential conflicts of interest and ultimately making decisions that the Board believes most appropriately address all of the Board’s duties. British Columbia courts have generally been deferential to the business decisions of directors, as directors are in the best position to take into account the diverse interests of a company and its stakeholders (including what weight to give to shareholder interests), as long as the business decision lies within the range of reasonable alternatives.
As a British Columbia benefit company, the Company’s Shareholders (if they, individually or collectively, own at least 2% of the Company’s outstanding capital stock or shares having at least C$2 million in market value (whichever is less)) are entitled to commence a legal proceeding claiming that the Company’s directors failed to balance Shareholder and public benefit interests, although the BCBCA clarifies that despite any rule of law to the contrary, a court may not order monetary damages in relation to any breach by the Company’s directors of these additional duties. This potential liability does not exist for traditional corporations.
Benefit companies also are required under the BCBCA to publish on their websites and provide to their shareholders an annual benefit report that assesses, against a selected third-party standard, their performance, in carrying out the commitments set out in the benefit company’s benefit provisions. The Company’s annual benefit report discloses, in relation to the most recently completed fiscal year, (a) a fair and accurate description of the ways it demonstrated commitment to conducting its business in a responsible and sustainable manner, and to promoting the public benefits specified in its Articles; (b) a record of assessment based on a third-party standard; and (c) the circumstances, if any, that hindered the Company’s endeavors to carry out the commitments set out in the Company’s benefit provision. For so long as the Company is a benefit company under the BCBCA, the Company will include an annual benefit report as part of its annual proxy materials sent to its Shareholders and post the report to its website.
For the Company’s most recent benefit report relating to the year ended December 31, 2023, the Company selected B Lab as the third-party standard against which to measure its performance. B Lab conducted a B Impact Assessment of the Company. The B Impact Assessment is an assessment of a company’s governance and its impact on its workers, customers, community, and environment. The B Impact Assessment of the Company is posted on the B Lab website and was included in the Company’s benefit report in respect of the year ended December 31, 2023.
The Company’s public benefit, as provided in its Articles, is "to pioneer the way to healthier lives, stronger communities, and a more bountiful planet by making it easier for everyone to access the natural restorative power of plants." Accordingly, this social focus includes contributing to non-profit organizations and charities, which are made on an ad hoc basis, concentrating first on those entities that have historically supported the business through education of existing and potential customers. The Company also supports non-profits that it believes can utilize the wellness aspects of its products (i.e., military veterans, adaptive athletes, educational organizations, etc.). By doing so, the Company believes that socially oriented actions will ultimately have a positive impact on the Company, its employees, and its Shareholders. The Company’s stated mission is to “unleash the healing power of botanicals with compassion and science benefitting the planet and all who live upon it.” Becoming a benefit company underscores the Company’s commitment to its purpose and its Shareholders.
In addition to being a benefit company, the Company is a "Certified B Corp", as certified by B Lab, the US non-profit organization which administers this certification . Certified B Corps (also referred to as B Corps) are for-profit companies that use the power of business to build a more inclusive and sustainable economy. Certified B Corps are required to consider the impact of their decisions on all stakeholders: customers, workers, communities, and the environment. These requirements are aligned with the Company’s socially conscious founding principles, and formalizes its commitment to environmental, social, and governance issues for stakeholders. The Company’s status as a Certified B Corp is distinct from and has no impact on its status as a benefit company under the BCBCA. Though the Company has chosen to use B Lab’s criteria for its required annual impact assessment under the BCBCA, the Company is not required to do so and could select another criteria if it desired.
Provisions of British Columbia Law Governing Business Combinations
All provinces of Canada have adopted National Instrument 62-104 - Take-Over Bids and Issuer Bids and related forms to harmonize and consolidate take-over bid and issuer bid regimes nationally (“NI 62-104”). The Canadian Securities Administrators, or CSA, have also issued National Policy 62-203 - Take-Over Bids and Issuer Bids (the “National Policy”), which contains regulatory guidance on the interpretation and application of NI 62-104 and on the conduct of parties involved in a bid. The National Policy and NI 62-104 are collectively referred to as the “Bid Regime”. The National Policy does not have the force of law, but is an indication by the CSA of what the intentions and desires of the regulators are in the areas covered by their policies. Unlike some regimes where the take-over bid rules are primarily policy-driven, in Canada, the regulatory framework for take-over bids is primarily rules-based, which rules are supported by policy.
A “take-over bid” or “bid” is an offer to acquire outstanding voting or equity securities of a class made to any person who is in Canada or to any securityholder of an offeree issuer whose last address as shown on the books of a target is in Canada, where the securities subject to the offer to acquire, together with the securities “beneficially owned” by the offeror, or any other person acting jointly or in concert with the offeror, constitute in the aggregate 20% or more of the outstanding securities of that class of securities at the date of the offer to acquire. For the purposes of the Bid Regime, a security is deemed to be “beneficially owned” by an offeror as of a specific date if the offeror is the beneficial owner of a security convertible into the security within 60 days following that date, or has a right or obligation permitting or requiring the offeror, whether or not on conditions, to acquire beneficial ownership of the security within 60 days by a single transaction or a series of linked transactions. Offerors are also subject to early warning requirements, where an offeror who acquires “beneficial ownership of”, or control or direction over, voting or equity securities of any class of a reporting issuer or securities convertible into, voting or equity securities of any class of a target that, together with the offeror’s securities, would constitute 10% or more of the outstanding securities of that class must promptly publicly issue and file a news release containing certain prescribed information, and, within two business days, file an early warning report containing substantially the same information as is contained in the news release.
In addition, where an offeror is required to file an early warning report or a further report as described and the offeror acquires or disposes of beneficial ownership of, or the power to exercise control or direction over, an additional 2% or more of the outstanding securities of the class, or disposes of beneficial ownership of outstanding securities of the class below 10%, the offeror must issue an additional press release and file a new early warning report. During the period commencing on the occurrence of an event in respect of which an early warning report is required and terminating on the expiry of one business day from the date that the early warning report is filed, the offeror may not acquire or offer to acquire beneficial ownership of any securities of the class in respect of which the early warning report was required to be filed or any securities convertible into securities of that class. This restriction does not apply to an offeror that has beneficial ownership of, or control or direction over, securities that constitute 20% of more of the outstanding securities of the class.
Related party transactions, issuer bids and insider bids are subject to additional regulation that may differ depending on the particular jurisdiction of Canada in which it occurs.
Advance Notice Provisions
Pursuant to Article 29 in the Company’s Articles relating to the advance notice of nominations of directors, which we refer to as the Advance Notice Provisions, Shareholders seeking to nominate candidates for election as directors other than pursuant to a proposal or requisition of Shareholders made in accordance with the provisions of the BCBCA, must provide timely written notice to the Company’s Secretary. To be timely, a Shareholder’s notice must be received (i) in the case of an annual general meeting of shareholders, not less than 30 days prior to the date of the annual general meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice by the shareholder must be received not later than the close of business on the 10th day following the date of such public announcement; and (ii) in the case of any other general meeting of shareholders called for the purpose of electing directors (whether or not also called for other purposes), not later than the 15th day following the day on which the first public announcement of the date of the general meeting of shareholders was made; and (iii) if notice-and-access (as defined in National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer) is used for delivery of proxy related materials in respect of a meeting described in (i) or (ii) above, and the notice date in respect of the meeting is not fewer than 50 days prior to the date of the applicable meeting, the notice must be received not later than the close of business on the 40th day before the applicable meeting. The Advance Notice Provisions also prescribes the proper written form for a shareholder’s notice.
In addition to satisfying the requirements of the Advance Notice Provisions in the company’s Articles, in order to comply with universal proxy rules, shareholders who intend to solicit proxies in support of director nominees other than the Company’s must also provide notice that sets forth the information required in and meets the advance notice requirements of Rule 14a-19 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In order to comply with the universal proxy rules under the Exchange Act, shareholders who intend to solicit proxies in support of director nominees other than the Company’s nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than 60 days before the anniversary of the prior year’s annual meeting (as well as comply with the Advance Notice Provisions of our Articles).
Impediments to Change of Control
The Company’s Articles do not contain any change of control limitations with respect to a merger, acquisition or corporate restructuring that involves us.
The material investment by BT DE Investments, Inc. in the debenture and the resulting significant ownership interest in the Company may have the effect of delaying or preventing change of control transactions, including transactions that some or all of our shareholders might consider to be desirable.
Ownership and Exchange Controls
Limitations on the ability to acquire and hold our shares may be imposed by the Competition Act (Canada). This legislation establishes a pre-merger notification regime for certain types of merger transactions that exceed certain statutory shareholding and financial thresholds. Transactions that are subject to notification cannot be closed until the required materials are filed and the applicable statutory waiting period has expired or been waived by the Commissioner of Competition, or the Commissioner. Further, the Competition Act (Canada) permits the Commissioner to review any acquisition of control over or of a significant interest in the Company, whether or not it is subject to mandatory notification. This legislation grants the Commissioner jurisdiction, for up to one year, to challenge this type of acquisition before the Canadian Competition Tribunal if it would, or would be likely to, substantially prevent or lessen competition in any market in Canada.
Indemnification of Directors and Officers
The Company is subject to the provisions of Part 5, Division 5 of the BCBCA. Under Section 160 of the BCBCA, the Company may, subject to Section 163 of the BCBCA:
(a)indemnify an individual who:
(i)is or was a director or officer of the Company;
(ii)is or was a director or officer of another corporation at a time when such corporation is or was an affiliate of the Company; or

(iii)at the Company’s request, is or was, or holds or held a position equivalent to that of, a director or officer of a partnership, trust, joint venture or other unincorporated entity, including, subject to certain limited exceptions, the heirs and personal or other legal representatives of that individual (collectively, an “eligible party”), against all eligible penalties, defined below, to which the eligible party is or may be liable; and
(b)after final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by an eligible party in respect of that proceeding, where:
(i)“eligible penalty” means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding,
(ii)“eligible proceeding” means a proceeding in which an eligible party or any of the heirs and personal or other legal representatives of the eligible party, by reason of the eligible party being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, the Company or an associated corporation (A) is or may be joined as a party, or (B) is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding,
(iii)“expenses” includes costs, charges and expenses, including legal and other fees, but does not include judgments, penalties, fines or amounts paid in settlement of a proceeding, and
(iv)“proceeding” includes any legal proceeding or investigative action, whether current, threatened, pending or completed.
Under Section 161 of the BCBCA, and subject to Section 163 of the BCBCA, the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by an eligible party in respect of that proceeding if the eligible party (a) has not been reimbursed for those expenses and (b) is wholly successful, on the merits or otherwise, in the outcome of the proceeding or is substantially successful on the merits in the outcome of the proceeding.
Under Section 162 of the BCBCA, and subject to Section 163 of the BCBCA, the Company may pay, as they are incurred in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by an eligible party in respect of the proceeding, provided that the Company must not make such payments unless it first receives from the eligible party a written undertaking that, if it is ultimately determined that the payment of expenses is prohibited under Section 163 of the BCBCA, the eligible party will repay the amounts advanced.
Under Section 163 of the BCBCA, the Company must not indemnify an eligible party against eligible penalties to which the eligible party is or may be liable or pay the expenses of an eligible party in respect of that proceeding under Sections 160(b), 161 or 162 of the BCBCA, as the case may be, if any of the following circumstances apply:
(a)if the indemnity or payment is made under an agreement to indemnify or pay expenses and, at the time that the agreement to indemnify or pay expenses was made, the Company was prohibited from giving the indemnity or paying the expenses by the Company’s memorandum or Articles;
(b)if the indemnity or payment is made otherwise than under an earlier agreement to indemnify or pay expenses and, at the time that the indemnity or payment is made, the Company is prohibited from giving the indemnity or paying the expenses by the Company’s memorandum or Articles;
(c)if, in relation to the subject matter of the eligible proceeding, the eligible party did not act honestly and in good faith with a view to the best interests of the Company or the associated corporation, as the case may be; or
(d)in the case of an eligible proceeding other than a civil proceeding, if the eligible party did not have reasonable grounds for believing that the eligible party’s conduct in respect of which the proceeding was brought was lawful.

If an eligible proceeding is brought against an eligible party by or on behalf of the Company or by or on behalf of an associated corporation, the Company must not either indemnify the eligible party under Section 160(a) of the BCBCA against eligible penalties to which the eligible party is or may be liable, or pay the expenses of the eligible party under Sections 160(b), 161 or 162 of the BCBCA, as the case may be, in respect of the proceeding.
Under Section 164 of the BCBCA, and despite any other provision of Part 5, Division 5 of the BCBCA and whether or not payment of expenses or indemnification has been sought, authorized or declined under Part 5, Division 5 of the BCBCA, on application of the Company or an eligible party, the court may do one or more of the following:
(a)order the Company to indemnify an eligible party against any liability incurred by the eligible party in respect of an eligible proceeding;
(b)order the Company to pay some or all of the expenses incurred by an eligible party in respect of an eligible proceeding;
(c)order the enforcement of, or any payment under, an agreement of indemnification entered into by us;
(d)order the Company to pay some or all of the expenses actually and reasonably incurred by any person in obtaining an order under Section 165 of the BCBCA; or
(e)make any other order the court considers appropriate.
Section 165 of the BCBCA provides that the Company may purchase and maintain insurance for the benefit of an eligible party or the heirs and personal or other legal representatives of the eligible party against any liability that may be incurred by reason of the eligible party being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, the Company or an associated corporation.
Under Article 20.2 of the Company’s Articles, and subject to the BCBCA, the Company must indemnify an eligible party and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and it must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each eligible party is deemed to have contracted with the Company on the terms of the indemnity contained in the Company’s Articles.
Under Article 20.3 of the Company’s Articles, and subject to any restrictions in the BCBCA, the Company may indemnify any person. The Company has entered into indemnity agreements or employment agreements containing indemnification provisions with certain of the Company’s directors and officers. Under these indemnification provisions, an executive officer is entitled, subject to the terms and conditions thereof, to the right of indemnification by the Company for certain expenses to the fullest extent permitted by applicable law. The Company believes that these indemnification agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.
Pursuant to Article 20.4 of the Company’s Articles, the failure of an eligible party to comply with the BCBCA or the Company’s Articles does not invalidate any indemnity to which he or she is entitled under the Company’s Articles.
Under Article 20.5 of the Company’s Articles, the Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who: (1) is or was a director, officer, employee or agent of the Company; (2) at the request of the Company, is or was a director, officer, employee or agent of another corporation at a time when the corporation is or was an affiliate of the Company; (3) at the request of the Company, is or was a director, officer, employee or agent of a corporation or a partnership, trust, joint venture or other unincorporated entity; (d) at the request of the Company, holds or held a position equivalent to that of a director or officer of a partnership, trust, joint venture or other unincorporated entity; against any liability incurred by him or her as such director, officer, employee or agent or person who holds or held such equivalent position.
Company has an insurance policy covering its directors and officers, within the limits and subject to the limitations of the policy, with respect to certain liabilities arising out of claims based on acts or omissions in their capacities as directors or officers.